St. Louis

The HIT is helping St. Louis meet a range of housing needs with investments in 32 projects.

News HIT Celebrates St. Louis Union Workers HIT Impacts in St. Louis HIT Invests $46 Million in two St. Louis Area Multifamily Projects

Projects Photo Gallery

* Figures provided by Pinnacle Economics are estimates calculated using an IMPLAN input-output model based on HIT and subsidiary Building America project data. Data current as of June 30, 2018. Since inception dates from 1984-2Q 2018. In 2017 dollars.